

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2021

Cornelius Boersch
Chief Executive Officer
Mountain & Co. I Acquisition Corp.
4001 Kennett Pike
Suite 302
Wilmington, DE 19807

>   **Re: Mountain & Co. I Acquisition Corp.**
>   **Form S-1**
>   **Filed August 24, 2021**
>   **File No. 333-259034**

Dear Mr. Boersch:

   We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1 filed August 24, 2021

Capitalization, page 81

1.   We note that you are offering 20,000,000 Class A ordinary shares as part of your initial public offering of units, but only show 18,952,601 Class A ordinary shares subject to possible redemption in your Capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer, in concluding that all 20,000,000 Class A ordinary shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest at (202) 551-3432 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Leo Borchardt, Esq.